                                                                    EXHIBIT 99.4

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2000

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             ----

   Consolidated Balance Sheets as of June 30, 2000 and December 31, 1999...............................        2

   Consolidated Statements of Operations for the three and six months ended
         June 30, 2000 and June 30, 1999...............................................................        3

   Consolidated Statement of Stockholder's Equity (Deficit) for the six months
         ended June 30, 2000...........................................................................        4

   Consolidated Statements of Cash Flows for the six months ended June 30,
         2000 and June 30, 1999........................................................................        5

   Notes to Consolidated Financial Statements..........................................................        6





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
                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================



                                                               June 30,       December 31,
                                                                2000             1999
                                                             -----------      -------------
ASSETS
Current assets:
  Cash and cash equivalents ............................      $   2,276       $   3,078
  Accounts receivable - trade ..........................         11,743          11,648
  Inventories ..........................................         21,226          18,086
  Other current assets .................................          2,784           1,066
                                                              ---------       ---------
     Total current assets ..............................         38,029          33,878

Property, plant and equipment, at cost, less
      accumulated depreciation of $10,025 and $5,376 ...        122,004         116,169
Other ..................................................          2,820           3,272
                                                              ---------       ---------
     Total assets ......................................      $ 162,853       $ 153,319
                                                              =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Credit facilities and current portion of notes payable      $  48,093       $  39,982
  Accounts payable - trade .............................         40,974          32,412
  Due to affiliates ....................................            970             394
  Accrued taxes ........................................          7,119           9,483
  Accrued interest .....................................            339             474
  Other accrued liabilities ............................          3,168           3,401
                                                              ---------       ---------
     Total current liabilities .........................        100,663          86,146

Long-term portion of notes payable .....................         10,022          12,578
Participating loan .....................................         40,725          37,849
Other liabilities ......................................          2,128           5,436

Commitments and contingencies...........................

Stockholder's equity:
  Common stock, par value $1 per share, 701,000 shares
     authorized, issued and outstanding ................            701             701
  Additional paid-in-capital ...........................        103,115         103,115
  Deficit ..............................................        (94,501)        (92,506)
                                                              ---------       ---------
     Total stockholder's equity ........................          9,315          11,310
                                                              ---------       ---------
     Total liabilities and stockholder's equity ........      $ 162,853       $ 153,319
                                                              =========       =========

                   The accompanying notes are an integral part
                    of the consolidated financial statements.




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

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================




                                                   Three Months Ended                   Six Months Ended
                                           ----------------------------------- -----------------------------------
                                               June 30,          June 30,          June 30,          June 30,
                                                 2000              1999              2000              1999
                                           ----------------- ----------------- ----------------- -----------------
Net sales* ...........................          $ 49,068           $ 15,339           $ 89,329           $ 37,689
Cost of sales* .......................            41,927             12,784             77,009             31,198
                                                --------           --------           --------           --------
Gross profit .........................             7,141              2,555             12,320              6,491
Operating, selling, administrative and
     general expenses ................             5,870              3,468             10,678              6,114
                                                --------           --------           --------           --------
Operating income (loss) ..............             1,271               (913)             1,642                377

Other income (expense):
   Interest expense ..................            (3,774)            (3,005)            (7,311)            (6,971)
   Gain on sale of assets ............                                                                      8,478
   Gain on foreign currency exchange .               311                341              1,534              2,611
   Other, net ........................              (164)               169               (193)               259
                                                --------           --------           --------           --------
(Loss) income before income taxes ....            (2,356)            (3,408)            (4,328)             4,754
Benefit for income taxes .............            (1,291)              (164)            (2,333)            (1,880)
                                                --------           --------           --------           --------
Net income ...........................          $ (1,065)          $ (3,244)          $ (1,995)          $  6,634
                                                ========           ========           ========           ========


--------------
* Net sales and cost of sales include excise taxes of $5,951, $1,111, $10,611 and $2,596, respectively.

                   The accompanying notes are an integral part
                    of the consolidated financial statements.


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


                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================





                                            COMMON STOCK               ADDITIONAL
                                      -----------------------           PAID-IN
                                      SHARES           AMOUNT           CAPITAL            DEFICIT             TOTAL
                                      ------           ------          ----------          -------             -----
Balance, December 31, 1999           701,000          $    701          $103,115          $(92,506)          $ 11,310

Net loss .................                                                                  (1,995)            (1,995)
                                    --------          --------          --------          --------           --------

Balance, June 30, 2000 ...           701,000          $    701          $103,115          $(94,501)          $  9,315
                                    ========          ========          ========          ========           ========





                   The accompanying notes are an integral part
                    of the consolidated financial statements.


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

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================





                                                             SIX MONTHS ENDED
                                                   --------------------------------------
                                                        JUNE 30,           JUNE 30,
                                                          2000               1999
                                                   ------------------- ------------------
Net cash provided by operating activities ....          $  2,978           $ 18,812
                                                        --------           --------

Cash flows from investing activities:
      Capital expenditures ...................           (10,505)           (30,565)
                                                        --------           --------
Net cash used in investing activities ........           (10,505)           (30,565)
                                                        --------           --------

Cash flows from financing activities:
      Repayments of debt .....................                                 (155)
      Borrowings under credit facilities .....            26,000             10,959
      Repayment under credit facilities ......           (19,142)
                                                        --------           --------
Net cash provided by financing activities ....             6,858             10,804
                                                        --------           --------
Effect of currency rate translation on cash ..              (133)              (631)
                                                        --------           --------
Net decrease in cash and cash equivalents ....              (802)            (1,580)

Cash and cash equivalents, beginning of period             3,078              2,722
                                                        --------           --------
Cash and cash equivalents, end of period .....          $  2,276           $  1,142
                                                        ========           ========



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Vector Group Ltd. ("Vector"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco Investments"), a Delaware limited liability company. Prior to its sale in August 2000, Western Tobacco Investments held the Company's 99.9% equity interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco Ltd., a wholly-owned subsidiary of Liggett-Ducat which recently completed construction of a new cigarette factory. (Refer to Note 2.)

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and the notes thereto included as Exhibit 99.4 in Vector's and BGLS' Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1999 consolidated financial statements have been reclassified to conform to the 2000 presentation.


2.       SALE OF WESTERN TOBACCO INVESTMENTS

         On August 4, 2000, the Company completed the sale of Western Tobacco Investments to Gallaher Overseas (Holdings) Ltd. The purchase price for the sale consisted of $334,100 in cash and $64,400 in assumed debt and capital commitments. The proceeds generated from the sale were divided among the Company and Western Realty Development LLC ("Western Realty Development"), a joint venture of New Valley Corporation ("New Valley"), a 55.9%-owned subsidiary of Vector, and Apollo Real Estate Investment Fund III, L.P. ("Apollo"), which provided financing. (Refer to Note 7.) Of the cash proceeds from the transaction after estimated closing expenses, the Company received approximately $200,000.



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
                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


3.       SALE OF BROOKEMIL

         In connection with the sale by the Company of its 99.1% of the outstanding shares of BrookeMil Ltd. ("BrookeMil") to New Valley in 1997, a portion of the gain was deferred in recognition of the fact that the Company's parent, BGLS, retained an interest in BrookeMil through its then 42% equity ownership of New Valley and that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BrookeMil) was subject to a put option held by New Valley. The option expired when Liggett-Ducat ceased factory operations at the site in March 1999. The Company recognized that portion of the deferred gain, $8,478, in March 1999.

4.       INVENTORIES

         Inventories consist of:

                                                     JUNE 30,     DECEMBER 31,
                                                       2000           1999
                                                --------------   --------------

Leaf tobacco.............................           $ 6,716        $ 6,727
Other raw materials......................             7,321          4,582
Work-in-process..........................               788            959
Finished goods...........................             2,504          3,201
Replacement parts and supplies...........             3,897          2,617
                                                    -------        -------
                                                    $21,226        $18,086
                                                    =======        =======

         At June 30, 2000, the Company had leaf tobacco purchase commitments of approximately $49,388.

5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of:

                                                 JUNE 30,       DECEMBER 31,
                                                   2000             1999
                                              -------------   --------------

Buildings................................        $ 47,524         $ 46,510
Factory machinery and equipment..........          71,158           64,385
Computers and software...................           2,378            1,343
Office furniture and equipment...........           1,669            1,205
Vehicles.................................           4,182            3,839
Construction-in-progress.................           5,118            4,263
                                                 --------         --------
                                                  132,029          121,545
Less accumulated depreciation............         (10,025)          (5,376)
                                                 --------         --------
                                                 $122,004         $116,169
                                                 ========         ========




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
                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


6.       CREDIT FACILITIES AND NOTES PAYABLE

         Credit facilities and notes payable consist of the following:

                                                    JUNE 30,    DECEMBER 31,
                                                      2000          1999
                                                   ---------    ------------

  Notes payable.................................    $ 20,915        $ 23,090
  Credit facilities.............................      37,200          29,470
                                                    --------        --------
  Total notes payable and credit facilities.....      58,115          52,560
  Less current portion..........................     (48,093)        (39,982)
                                                    --------        --------
  Amount due after one year.....................    $ 10,022        $ 12,578
                                                    ========        ========

         At June 30, 2000, Liggett-Ducat had various credit facilities with Russian banks under which $37,200 was outstanding. The facilities bear interest at rates of 13% to 20% per annum and expire within the next twelve months. The facilities are collateralized by the new factory building, factory equipment and tobacco inventory.

         Western Tobacco Investments has entered into several contracts for the purchase of cigarette manufacturing equipment. Approximately 85% of the amount of the contracts were financed with promissory notes generally payable over a period of five years. The outstanding balance on these notes, which are denominated in various European currencies, was $15,892 at June 30, 2000. In addition, at June 30, 2000, the Company had several short-term notes payable totaling approximately $5,023 for additional equipment purchases. The terms of these notes ranged from four to twelve months and carried interest rates of up to 16%. The Company paid in full a promissory note for approximately $1,290 due March 31, 2000.

         In connection with the sale of Western Tobacco Investments on August 4, 2000, all of the credit facilities, notes payable and other obligations of Western Tobacco Investments and Liggett-Ducat were assumed by the purchaser.

7.       PARTICIPATING LOAN

         In February 1998, New Valley and Apollo organized Western Realty Development to make real estate and other investments in Russia. Western Realty Development made a $30,000 participating loan to Western Tobacco Investments with the proceeds used by the Company to reduce intercompany debt to BGLS and for payments on the new factory construction contracts. As a result of the sale of Western Tobacco Investments, Western Realty Development was entitled to receive the return of all amounts advanced on the loan, together with a 15% annual rate of return, and 30% of subsequent distributions. The Company recognized net interest expense of $1,464 and $2,876 for the three and six months ended June 30, 2000, which represented a 15% cumulative adjustment to realizable value on the loan and 30% of any net expense applicable to common interests in Western Tobacco Investments. The loan was repaid and terminated in connection with the sale of Western Tobacco Investments on August 4, 2000.



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
                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


8.       INCOME TAXES

         For the three and six months ended June 30, 2000, the tax benefit consists of U.S. income tax benefit of $1,291 and $2,333, respectively, in accordance with the Company's tax sharing agreement with Vector. In connection with the construction of its new cigarette factory, Liggett-Ducat received an exemption from Russian taxes on income from certain production lines for the 2000 tax year. Such exemption resulted in no provision for Russian taxes being recorded.

         For the six months ended June 30, 1999, the tax benefit of $164 and $1,880, respectively, consists of income tax expense pursuant to Russian statutory requirements of $655 and $171, respectively, and U.S. income tax benefit of $819 and $2,051, respectively, in accordance with the Company's tax sharing agreement with Vector.

9.       CONTINGENCIES

         BGLS NOTES. BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001. In connection with the sale of Western Tobacco Investments on August 4, 2000, BGLS repurchased a portion of the notes and called the remaining notes for redemption on September 5, 2000.

         OPERATING ENVIRONMENT. The Russian Federation continues to experience economic difficulties following the financial crisis of August 1998. Consequently, the country's currency continues to devalue, there is continued volatility in the debt and equity markets, hyperinflation persists, confidence in the banking sector has yet to be restored and there continues to be a general lack of liquidity in the economy. In addition, laws and regulations affecting businesses operating within the Russian Federation continue to evolve.

         The Russian Federation's return to economic stability is dependent to a large extent on the effectiveness of the measures taken by the government, decisions of international lending organizations, and other actions, including regulatory and political developments, which are beyond the Company's control. No adjustments related to these uncertainties have been included in these consolidated financial statements.

         TAXATION. Russian tax legislation is subject to varying interpretations and changes occurring frequently. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant.

         Management regularly reviews the Company's taxation compliance with applicable legislation, laws and decrees and current interpretations and from time to time potential exposures are identified. At any point




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
                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) - (CONTINUED)
                                   (UNAUDITED)


         in time, a number of open matters may exist; however, management believes that adequate provision has been made for all material liabilities. The periods remain open to review by the tax and customs authorities with respect to tax payments for three years.


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